Exhibit 21.01

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation or Organization
LeapFrog Canada, Inc.	Canada

LeapFrog (H.K.) Limited	Hong Kong

LeapFrog Toys (UK) Limited	England and Wales

LF France, SAS	France

LeapFrog Mexico S.A. de C.V.	Mexico

LFC Ventures, LLC	Delaware

LeapFrog Digital Technology (Shenzhen) Co. Ltd.	China